Exhibit 99.1

China Sunergy Announces Fourth Quarter and Full Year 2012 Financial Results

Company Improved Conversion Cost for Cells by 12% Sequentially

Improved Conversion Cost for Modules by 13% Sequentially

Expanded Production into Europe

Estimates 2013 Total Shipments to Range 550MW - 600MW

NANJING, China, April 12, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the fourth quarter and full year ended December 31, 2012.

Mr. Stephen Cai, CEO of China Sunergy, commented, “Despite tough market conditions, our fourth quarter results showed our strong conversion cost improvements and well controlled operating expenses. For 2012, we made great strides in further reducing our manufacturing costs, increasing sales in some of our key markets such as Germany, Japan and the United Kingdom, and more importantly expanding production into Turkey. We believe that while the overall global solar industry persistently struggles with oversupply, China Sunergy has continually marched forward with our strategy and conversion cost roadmap, which we believe should improve our position when the market eventually turns around.”

Fourth Quarter 2012 Financial Highlights

•	Total revenue was US$54.4 million, a decrease of 8.6% from US$59.5 million in the third quarter of 2012.

•	Shipments totaled 78.4MW, a decrease of 5.0% (4.1MW) from 82.5MW in the third quarter of 2012. Module shipments were 77.4MW, or 98.8% of total shipments.

•	Average selling price (“ASP”) for the Company’s solar modules was US$0.64 per watt, a 9.9% decrease from that of the third quarter of 2012.

•	Conversion costs for cells improved 11.8% sequentially to US$0.15 per watt, from US$0.17 in the third quarter of 2012. Conversion costs for modules improved 13.0% sequentially to US$0.20 per watt, from US$0.23 in the third quarter of 2012.

•	Gross losses were US$2.0 million, and gross margin was negative 3.7%. Non-GAAP[1] gross losses were approximately US$0.8 million, and Non-GAAP gross margin was negative 1.5%, caused by the lower ASP and partly offset by the substantial conversion cost improvements.

•	Net losses were US$70.5million, attributable to, among other things, a bad debt provision of US$26.1 million and higher tax expenses of US$24.4 million during the fourth quarter of 2012. Non-GAAP net losses were US$43.2 million.

•	Net loss per ADS was US$5.27, compared to net loss per ADS of US$1.74 in the third quarter of 2012. Non-GAAP net loss per ADS was US$3.23.

•	Operating cash outflow was US$41.1 million, compared to cash outflow of US$3.6 million in the third quarter of 2012.

•	Cash, cash equivalents and restricted cash totaled US$409.9 million, as of December 31, 2012.

 1. China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” at the end of this press release.

1

Full Year 2012 Financial Highlights

•	Total net revenue was US$292.7 million, a decrease of 48.3% from US$566.3 million in the prior year.
•	Shipments totaled 391.0 MW, a decrease of 7.0% from 420.3 MW in the prior year. Module shipments were 379.0MW, or 96.9% of total shipments.

•	Gross losses were US$1.2 million, and gross margin was negative 0.4%. Non-GAAP gross losses were US$2.0 million, and Non-GAAP gross margin was negative 0.7%.

•	Net losses were US$133.6 million, and net margin was negative 45.6%. Non-GAAP net losses were US$87.0 million.

•	Net loss per ADS was US$9.99, compared to a net loss per ADS of US$7.05 in the prior year. Non-GAAP net loss per ADS was US$6.51.

Fourth Quarter & Full Year 2012 Financial Review

Total Revenue and Shipments

For the fourth quarter of 2012, total revenue was US$54.4 million, a decrease of 8.6% from the third quarter of 2012, due primarily to a combination of lower shipments and lower ASP. Revenue for full-year 2012 was US$292.7 million, a decrease of 48.3% from the prior year.

Shipments for the fourth quarter were 78.4MW, and total shipments in 2012 were 391.0MW. Germany became the largest market for the Company, accounting for 29% of total revenue in the fourth quarter of 2012. Italy was the second largest market in the fourth quarter, contributing 12.3 % of total revenue, followed by France contributing 11.2% of total revenue. Other markets, including UK and Japan, also generated notable revenue contribution increases during the quarter, as the Company continues to expand its global customer footprint and balance its revenue mix across greater markets and geographies.

Gross Profit / Loss and Gross Margin

Gross losses for the fourth quarter were US$2.0 million, and gross margin was negative 3.7%, compared to gross margin of 0.7% for the third quarter of 2012. Gross losses for full year 2012 were US$1.2 million, and gross margin was negative 0.4%. This is mainly attributable to fast declining ASPs over the year. Excluding the inventory provision of US$1.2 million, Non-GAAP gross losses were US$0.8 million, and Non-GAAP gross margin was negative 1.5% in the fourth quarter of 2012.

ASP

Module ASP for the fourth quarter was US$0.64 per watt, which was seven cents or 9.9% lower than that of the last quarter. Module ASP in 2012 was US$0.74 per watt, compared to US$1.36 in the prior year. The lowered ASP was primarily caused by an imbalance of supply and demand and, to a lesser extent, decreasing raw material prices.

Costs

Blended wafer costs in the fourth quarter of 2012 were US$0.23 per watt, which was four cents or 14.8% lower than those of the last quarter. Conversion costs of cells and modules manufactured in the fourth quarter of 2012 were US$0.15 and US$0.20 per watt, respectively, a sequential improvement of 11.8% and 13.0%, respectively, from the third quarter of 2012. The cell conversion cost of $0.15 and module conversion cost of US$0.20 both met the Company’s year-end target.

2

Operating Expense, Operating Profit/Loss and Net Income/Loss

Operating expenses increased to US$40.3 million in the fourth quarter of 2012, from US$28.4 million in the third quarter of 2012. The increase in operating expenses was primarily due to higher bad debt provision of US$26.1 million recorded in the fourth quarter of 2012, compared to US$12.3 million bad debt provision recorded in the third quarter of 2012.

Losses from operations increased to US$42.4 million in the fourth quarter of 2012, and to US$105.7 million for full year 2012.

The Non-GAAP loss from operations was US$15.0million in the fourth quarter and US$59.2million for the full year 2012.

Correspondingly, net loss was US$70.5 million for the fourth quarter of 2012 and US$133.6 million for 2012. Non-GAAP losses were US$43.2 million for the fourth quarter of 2012, and US$87.0 million for the full year 2012.

Inventory

Inventories at the end of the fourth quarter of 2012 totaled US$83.9 million, an increase of US$27.8 million from the prior quarter. The increase of inventories in fourth quarter was primarily due to the forthcoming shipment requirement in early 2013, advance purchases in anticipation of higher spot prices in January 2013. The Company strives to maintain an optimal inventory level and continues to diligently monitor and balance its inventories.

Cash and Cash Flow

As of December 31, 2012, the Company had cash and cash equivalents of US$183.3 million, and restricted cash of US$226.6 million. Operating cash outflow for the fourth quarter of 2012 increased to US$41.1 million, from US$3.6 million in the third quarter of 2012, primarily due to increased inventories. Total operating cash outflows for year 2012 were US$15.6 million.

Capital Expenditures

Capital expenditures in the fourth quarter of 2012 were US$16.0 million, as the Company, in its pursuit to producing ever more efficient QSAR products, continues to expand its R&D Center. The construction of the R&D Center expansion is expected to be completed and operational within the second quarter of 2013. Capital expenditures for full year 2012 were US$44.3million.

Additional Company Updates Subsequent to Fourth Quarter 2012

•	China Sunergy’s first shipment to Malaysia: the Company has signed its first solar module contract with Pekat Solar Sdn Bhd, a leading local engineering, procurement and construction company in Malaysia, a subsidiary of Pekat Teknologi Sdn Bhd. The 343KW shipment has been completed in February 2013.
•	China Sunergy Attended PV Expo 2013 in Tokyo: the Company attended the 6th International Photovoltaic Power Generation Expo in Tokyo, Japan between February 27 and March 1, 2013. The Company also displayed its latest QSAR II module and latest high efficiency poly module Waratah, with a highest output of 270w and 260w on a 60 pieces basis at the exhibition.

Business Outlook

Mr. Cai continued, “In early 2013, we saw the overall global market began to rationalize in terms of supply and demand as well as pricing. Also, we witnessed that selective markets such as China and Japan are improving, and as such we will continue to target opportunities in these growing markets while diligently managing our cash position. However, the oversupply in the global solar market will likely persist through the year.”

3

For the first quarter of 2013, the Company estimates that total shipments will range between 100MW to 110MW. Gross margin for the first quarter of 2013 is expected to remain at the similar level of that in the fourth quarter of 2012, based on the average Euro-US dollar exchange rate in March.

For the full year 2013, the Company estimates that total shipments will range between 550MW to 600MW, of which approximately 20% will come from projects.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

China Sunergy’s management will host an earnings conference call on Friday, April 12, 2013 at 8:00 a.m. Eastern Time (Friday, April 12, 2013 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the fourth quarter and full year 2012, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	+65 6723 9381
China:	800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to Fourth Quarter and Full Year 2012 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 17057096.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

The passcode for replay participants is: 17057096. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

4

Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the Company’s customers’ financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

5

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except ADS and per ADS data)

	For the 3 months ended
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011

Sales to third parties	54,258	58,024	109,770
Sales to related parties	130	1,458	1,050
Total sales	54,388	59,482	110,820
Cost of goods sold	(56,416)	(59,090)	(110,581)
Gross profit	(2,028)	392	239
Operating expenses:
Selling expenses	(5,464)	(5,403)	(5,756)
General and administrative expenses	(33,146)	(20,772)	(31,109)
Research and development expenses	(1,724)	(2,270)	(2,245)
Total operating expenses	(40,334)	(28,445)	(39,110)
Income(loss) from operations	(42,362)	(28,053)	(38,871)
Interest expense	(7,203)	(7,334)	(9,494)
Interest income	1,274	2,098	334
Other income/(expenses), net	2,569	8,043	(7,209)
Changes in fair value of derivatives	(371)	2	370
Income(loss) before income tax	(46,093)	(25,244)	(54,870)
Income tax benefit(expense)	(24,444)	2,022	5,274
Net income(loss)	(70,537)	(23,222)	(49,596)
Less: non-controlling interest	(13)	-	-

Net income (loss) attributable to ordinary shareholders	(70,524)	(23,222)	(49,596)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($5.27)	($1.74)	($3.71)
Diluted	($5.27)	($1.74)	($3.71)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

6

	For the year ended December 31
	2012	2011

Sales to third parties	286,889	556,122
Sales to related parties	5,832	10,170
Total sales	292,721	566,292
Cost of goods sold	(293,914)	(564,474)
Gross profit	(1,193)	1,818
Operating expenses:
Selling expenses	(20,056)	(19,149)
General and administrative expenses	(75,875)	(55,989)
Research and development expenses	(8,609)	(6,718)
Total operating expenses	(104,540)	(81,856)
Income(loss) from operations	(105,733)	(80,038)
Interest expense	(28,838)	(23,458)
Interest income	6,155	2,505
Other income/(expenses), net	11,487	(1,900)
Changes in fair value of derivatives	(370)	(5,174)
Income(loss) before income tax	(117,299)	(108,065)
Income tax benefit(expense)	(16,295)	13,772
Net income(loss)	(133,594)	(94,293)
Less: non-controlling interest	(13)	-

Net income (loss) attributable to ordinary shareholders	(133,581)	(94,293)

Net income(loss) attributable to ordinary shareholders per ADS
Basic	($9.99)	($7.05)
Diluted	($9.99)	($7.05)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292
Diluted	13,372,292	13,372,292

7

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share data)

	Dec 31, 2012	Dec 31, 2011
Assets
Current Assets
Cash and cash equivalents	183,312	209,479
Restricted cash	226,611	84,435
Accounts receivable, net	77,189	152,286
Other receivable, net	26,575	46,646
Project assets	4,761	9,204
Income tax receivable	-	2,604
Inventories, net	83,856	43,978
Advance to suppliers, net	5,320	5,419
Amount due from related parties	67,007	634
Current deferred tax assets	1,727	6,416
Restricted cash-collateral account	2,097	-
Other current assets	16	249
Total current assets	678,471	561,350
Property, plant and equipment, net	205,707	164,535
Prepaid land use rights	28,547	23,360
Deferred tax assets	5,455	17,598
Intangible assets	1,987	4,839
Restricted cash-collateral account	-	1,654
Amount due from related parties-non current	-	29,622
Other long-term assets	2,918	6,951
Total assets	923,085	809,909

Liabilities and equity
Current liabilities
Short-term bank borrowings	512,419	322,216
Accounts payable	128,347	47,720
Notes payable	38,496	56,206
Accrued expenses and other current liabilities	17,400	14,037
Income tax payable	338	-
Amount due to related parties	70,582	57,610
Collateral account payable	2,097	-
Convertible bond payable	1,500	-
Current defered tax libility	519	786
Total current liabilities	771,698	498,575
Collateral account payable	-	1,654
Convertible bond payable	-	27,500
Long-term debt	122,859	125,439
Accrued warranty costs	17,164	14,763
Other liabilities	5,044	2,891
Total liabilities	916,765	670,822

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2012 and December 31, 2011.	27	27
Additional paid-in capital	185,367	185,367
Accumulated profit(deficit)	(214,587)	(81,006)
Accumulated other comprehensive income	35,523	34,699
Total equity attributable to China Sunergy Co. Ltd.	6,330	139,087
Non-controlling interests	(10)	-
Total equity	6,320	139,087
Total liabilities and equity	923,085	809,909

8

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

	For the 3 months ended
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011

GAAP Net loss attributable to ordinary shareholders	(70,524)	(23,222)	(49,596)
Inventory Write Down	1,239	1,279	(26,074)
Bad Debts provision	26,124	12,320	9,364
Impairment Goodwill loss	-	-	14,807
Non-GAAP Net loss attributable to ordinary shareholders	(43,161)	(9,623)	(51,499)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	($3.23)	($0.72)	($3.85)
Diluted	($3.23)	($0.72)	($3.85)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

	For the year ended December 31
	2012	2011

GAAP Net loss attributable to ordinary shareholders	(133,581)	(94,293)
Inventory Write Down	(840)	5,226
Bad Debts provision	47,401	12,267
Impairment Goodwill loss	-	14,807
Non-GAAP Net loss attributable to ordinary shareholders	(87,020)	(61,993)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	($6.51)	($4.64)
Diluted	($6.51)	($4.64)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292
Diluted	13,372,292	13,372,292

9